Bamboo Services, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

My Panda
As at 31 December 2025

Account	31 Jan 2025	28 Feb 2025	31 Mar 2025	30 Apr 2025
Assets				
Current Assets				
Cash and Cash Equivalents				
Silicon Valley Bank - Money Market	1,051.37	1,054.72	1,058.44	82.59
Silicon Valley Bank - XXXXXX5045	575.00	575.00	575.00	575.00
Stripe USD (Legacy)	1,828.74	3,223.03	193.40	2,587.57
Wells Fargo	1,580.64	2,040.78	4,606.45	826.68
Total Cash and Cash Equivalents	**5,035.75**	**6,893.53**	**6,433.29**	**4,071.84**
Prepayments	1,140.03	956.70	773.37	590.00
Single Mom Founders	686.97	686.97	726.97	726.97
Total Current Assets	**6,862.75**	**8,537.20**	**7,933.63**	**5,388.81**
Total Assets	**6,862.75**	**8,537.20**	**7,933.63**	**5,388.81**
Liabilities and Equity				
Liabilities				
Current Liabilities				
Accounts Payable	0.00	0.00	3,675.13	40.00
Customer Purchases Control Account	(12,990.42)	(12,658.10)	(12,298.96)	(12,346.68)
Due to Tamara	31,368.11	30,468.11	35,168.11	34,318.11
Loan from Amanda	31,089.20	31,089.20	31,089.20	31,089.20
Unearned Revenue - Gift Cards	1,030.96	2,034.09	1,166.96	1,151.71
SVB Credit card	6,025.26	5,215.69	7,429.33	9,457.16
Stripe USD (Legacy)	0.00	0.00	0.00	0.00
Total Current Liabilities	**56,523.11**	**56,148.99**	**66,229.77**	**63,709.50**
Long Term Liabilities				
2024 Loan - Atlanta	110,000.00	110,000.00	110,000.00	108,305.58
HeadWay Capital - Loan	6,986.12	19,566.29	20,619.16	20,912.63
SBA EIDL loan	4,320.00	4,280.00	4,240.00	4,200.00
Stripe loan	16,308.21	13,709.49	10,938.99	7,889.39
Total Long Term Liabilities	**137,614.33**	**147,555.78**	**145,798.15**	**141,307.60**
Total Liabilities	**194,137.44**	**203,704.77**	**212,027.92**	**205,017.10**
Equity				
Amanda Investment	26,900.00	26,900.00	26,900.00	26,900.00
Bryan Investment	7,500.00	7,500.00	7,500.00	7,500.00
Current Year Earnings	(4,624.09)	(12,516.97)	(21,443.69)	(16,977.69)
Elizabeth Balog	10,000.00	10,000.00	10,000.00	10,000.00
EVOLUTION VENTURES MINERVA FL	25,000.00	25,000.00	25,000.00	25,000.00
Farahany Family	21,000.00	21,000.00	21,000.00	21,000.00
Kristie Wilson	50,000.00	50,000.00	50,000.00	50,000.00
Kyle Cox - SAFE	10,000.00	10,000.00	10,000.00	10,000.00
Mitzi Motsinger Investment	20,000.00	20,000.00	20,000.00	20,000.00
Retained Earnings	(588,732.98)	(588,732.98)	(588,732.98)	(588,732.98)
Suja Thomas Investment	20,000.00	20,000.00	20,000.00	20,000.00
Techstars - SAFE	120,000.00	120,000.00	120,000.00	120,000.00

Vrooman Investment	40,077.00	40,077.00	40,077.00	40,077.00
Wefunder Crowdfund Investment	55,605.38	55,605.38	55,605.38	55,605.38
Total Equity	**(187,274.69)**	**(195,167.57)**	**(204,094.29)**	**(199,628.29)**
Total Liabilities and Equity	**6,862.75**	**8,537.20**	**7,933.63**	**5,388.81**

31 May 2025	30 Jun 2025	31 Jul 2025	31 Aug 2025	30 Sep 2025	31 Oct 2025
5,911.49	13,113.46	3,425.89	447.48	38.91	30.32
575.00	575.00	575.00	475.00	275.00	275.00
5,796.24	834.54	0.00	672.02	1,052.95	636.41
4,371.00	4,732.68	3,162.53	3,197.46	1,269.18	13,778.04
16,653.73	**19,255.68**	**7,163.42**	**4,791.96**	**2,636.04**	**14,719.77**
2,629.51	2,444.10	2,258.69	2,073.28	1,887.87	1,702.46
616.97	1,115.22	1,115.22	1,115.22	1,058.22	1,575.22
19,900.21	**22,815.00**	**10,537.33**	**7,980.46**	**5,582.13**	**17,997.45**
19,900.21	**22,815.00**	**10,537.33**	**7,980.46**	**5,582.13**	**17,997.45**
230.00	4,795.44	2,053.17	0.00	0.00	0.00
(12,861.24)	(13,603.12)	(13,494.77)	(13,679.10)	(13,853.83)	(14,261.35)
37,318.11	35,943.11	35,943.11	36,143.11	36,143.11	38,143.11
31,089.20	31,089.20	31,089.20	31,089.20	31,089.20	31,089.20
1,887.59	1,876.10	1,571.84	1,567.88	930.46	780.46
6,239.18	4,909.74	4,528.16	5,668.38	5,091.87	10,001.31
0.00	0.00	1,482.72	0.00	0.00	0.00
63,902.84	**65,010.47**	**63,173.43**	**60,789.47**	**59,400.81**	**65,752.73**
106,597.75	104,903.42	103,178.35	101,466.30	99,749.83	98,020.61
0.00	0.00	0.00	6,067.62	16,486.96	18,932.66
4,160.00	4,160.00	4,160.00	4,120.00	4,080.00	4,040.00
4,332.26	24,442.15	22,427.69	20,159.41	17,985.14	15,626.31
115,090.01	**133,505.57**	**129,766.04**	**131,813.33**	**138,301.93**	**136,619.58**
178,992.85	**198,516.04**	**192,939.47**	**192,602.80**	**197,702.74**	**202,372.31**
26,900.00	26,900.00	26,900.00	26,900.00	26,900.00	26,900.00
7,500.00	7,500.00	7,500.00	7,500.00	7,500.00	7,500.00
(25,850.93)	(42,459.33)	(49,160.43)	(51,380.63)	(58,878.90)	(62,553.55)
10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
21,000.00	21,000.00	21,000.00	21,000.00	21,000.00	21,000.00
50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
(588,732.98)	(588,732.98)	(588,732.98)	(588,732.98)	(588,732.98)	(588,732.98)
20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
120,000.00	120,000.00	120,000.00	120,000.00	120,000.00	120,000.00

40,077.00	40,077.00	40,077.00	40,077.00	40,077.00	40,077.00
105,014.27	105,014.27	105,014.27	105,014.27	105,014.27	116,434.67
(159,092.64)	(175,701.04)	(182,402.14)	(184,622.34)	(192,120.61)	(184,374.86)
19,900.21	22,815.00	10,537.33	7,980.46	5,582.13	17,997.45

30 Nov 2025	31 Dec 2025
51.77	43.23
1,575.00	20.00
455.32	0.00
1,551.50	3,370.36
3,633.59	**3,433.59**
1,517.05	1,331.64
1,575.22	1,575.22
6,725.86	**6,340.45**
6,725.86	**6,340.45**
0.00	0.00
(14,483.42)	(14,876.95)
38,143.11	37,643.11
31,089.20	31,089.20
2,680.46	2,175.46
8,485.42	5,155.74
0.00	1,732.95
65,914.77	**62,919.51**
96,376.92	94,623.22
22,876.88	25,929.61
4,000.00	3,960.00
13,441.78	10,644.35
136,695.58	**135,157.18**
202,610.35	**198,076.69**
26,900.00	26,900.00
7,500.00	7,500.00
(74,063.18)	(79,392.02)
10,000.00	10,000.00
25,000.00	25,000.00
21,000.00	21,000.00
50,000.00	50,000.00
10,000.00	10,000.00
20,000.00	20,000.00
(588,732.98)	(588,732.98)
20,000.00	20,000.00
120,000.00	120,000.00

40,077.00	40,077.00
116,434.67	125,911.76
(195,884.49)	(191,736.24)
6,725.86	6,340.45

Income Statement

My Panda
For the month ended 31 December 2025

Account	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025
Income						
Laundry Services	5,806.35	7,649.77	7,167.40	7,442.51	6,349.94	6,976.62
Pet Service	44.00	33.00	0.00	0.00	20.00	171.25
Shopping & Delivery Services	1,004.19	572.40	718.40	665.16	738.08	1,098.40
Tidy Up	2,935.65	2,021.38	5,392.22	3,545.82	2,847.24	3,062.06
Gift Card Sales	(350.50)	(754.13)	867.13	15.25	264.12	286.49
Custom Services	8,795.20	8,339.46	7,083.44	9,655.77	8,705.48	6,325.61
COGS Fee	16.84	3.12	0.00	23.09	220.41	0.00
Refunds	0.00	(5.00)	(204.00)	(22.50)	(259.98)	(57.00)
Standard membership sales fi	209.79	402.27	196.38	269.73	479.70	239.76
Premium Membership sales fi	2,589.83	1,799.82	1,799.82	4,069.83	9,099.78	2,939.81
Total Income	**21,051.35**	**20,062.09**	**23,020.79**	**25,664.66**	**28,464.77**	**21,043.00**
Cost of Goods Sold						
Panda Payout - COS	9,962.26	11,888.01	14,598.38	11,506.50	10,656.72	14,012.38
Software & Tool - COS	64.67	44.32	0.00	150.31	37.41	17.36
Stripe Fee - COS	830.81	859.61	920.06	980.78	1,168.45	836.21
Garden Panda	0.00	0.00	0.00	387.50	0.00	0.00
Total Cost of Goods Sold	**10,857.74**	**12,791.94**	**15,518.44**	**13,025.09**	**11,862.58**	**14,865.95**
Gross Profit	**10,193.61**	**7,270.15**	**7,502.35**	**12,639.57**	**16,602.19**	**6,177.05**
Operating Expenses						
Sales & Marketing						
Advertising & Marketing	1,806.69	685.84	643.99	515.51	1,857.55	1,187.90
Content & Branding	0.00	0.00	0.00	0.00	0.00	140.00
Software & Tools - S&M	429.52	515.90	515.90	368.98	309.98	309.98
Contractors - S&M	0.00	0.00	0.00	0.00	0.00	6.00
Total Sales & Marketing	**2,236.21**	**1,201.74**	**1,159.89**	**884.49**	**2,167.53**	**1,643.88**
R&D / Tech / Eng						
Web & App Maintenance	29.99	29.99	269.87	341.63	29.99	170.21
Software & Tools - Eng	121.63	110.03	137.57	139.23	180.81	324.94
Contractors - Eng	1,000.00	1,000.00	0.00	0.00	0.00	1,000.00
Total R&D / Tech / Eng	**1,151.62**	**1,140.02**	**407.44**	**480.86**	**210.80**	**1,495.15**
General & Administrative						
Software and Tools - G&A	910.76	1,035.91	320.89	320.89	630.78	551.91
Accounting & Bookkeeping	1,224.00	0.00	2,412.00	612.00	0.00	0.00
Consulting	1,300.00	1,300.00	0.00	15.00	0.00	1,500.00
Legal & Professional Expense	0.00	0.00	0.00	0.00	0.00	0.00
Bank Fees	3.50	23.50	19.00	224.55	55.00	23.50
Entertainment - 0%	76.86	0.00	0.00	0.00	0.00	0.00
Entertainment-100% business	0.00	0.00	0.00	0.00	0.00	37.61
Insurance	0.00	0.00	1,508.44	230.99	230.99	230.99

Interest Paid	86.12	567.53	871.51	1,290.22	1,053.55	284.26
Meals	237.13	121.32	102.00	143.35	8.00	103.32
Motor Vehicle Expenses	0.00	0.00	0.00	0.00	0.00	0.00
Other Business Expenses	50.00	0.00	0.00	232.27	52.50	150.00
Parking	12.00	14.00	5.00	20.00	0.00	27.16
Postage, Freight & Courier	0.00	1.10	0.00	0.00	0.00	0.00
Rent	183.33	183.33	183.33	183.37	185.49	185.41
General Expenses	0.00	0.00	0.00	0.00	0.00	0.00
Taxes and Licenses	55.00	1,206.00	1,608.72	(500.00)	0.00	0.00
Travel - National	0.00	0.00	0.00	0.00	0.00	0.00
Payroll Expenses						
Payroll service fees	262.00	558.00	284.00	259.00	277.00	235.00
Payroll taxes	379.03	558.62	0.00	41.52	1,203.65	926.83
Contractors - G&A	2,809.00	2,063.00	6,685.13	3,336.68	3,030.03	3,275.60
Background Checks	36.23	0.00	170.98	0.00	42.57	0.00
Hiring Costs	347.23	0.00	694.46	0.00	758.10	0.00
Total Payroll Expenses	**3,833.49**	**3,179.62**	**7,834.57**	**3,637.20**	**5,311.35**	**4,437.43**
Total General & Administrat	**7,972.19**	**7,632.31**	**14,865.46**	**6,409.84**	**7,527.66**	**7,531.59**
Tamara's Compensation	3,461.54	5,192.31	0.00	401.12	15,576.93	12,115.39
Referral	0.00	0.00	0.00	0.00	0.00	0.00
Bonus	0.00	0.00	0.00	0.00	0.00	0.00
Total Operating Expenses	**14,821.56**	**15,166.38**	**16,432.79**	**8,176.31**	**25,482.92**	**22,786.01**
Operating Income	**(4,627.95)**	**(7,896.23)**	**(8,930.44)**	**4,463.26**	**(8,880.73)**	**(16,608.96)**

Other Income / (Expense)

Interest Income	3.86	3.35	3.72	2.74	7.49	0.56
Other Income	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Income / (Expense	**3.86**	**3.35**	**3.72**	**2.74**	**7.49**	**0.56**
Net Income	**(4,624.09)**	**(7,892.88)**	**(8,926.72)**	**4,466.00**	**(8,873.24)**	**(16,608.40)**

	Jul 2025	Aug 2025	Sept 2025	Oct 2025	Nov 2025	Dec 2025	TOTAL 2025
	9,674.12	8,876.25	6,955.56	8,255.20	6,739.44	8,381.22	90,274.38
	0.00	0.00	317.00	374.00	45.00	44.00	1,048.25
	532.73	663.00	553.12	1,135.33	1,528.56	628.75	9,838.12
	1,984.77	3,023.23	2,792.64	3,511.37	2,421.94	2,861.15	36,399.47
	724.26	792.42	887.42	250.00	100.00	2,000.00	5,082.46
	5,651.52	7,357.39	8,489.32	5,563.25	5,470.51	7,822.36	89,259.31
	0.00	(100.00)	0.00	0.00	(43.49)	146.11	266.08
	(74.65)	0.00	(315.50)	(680.85)	(243.12)	(457.35)	(2,319.95)
	317.76	309.69	406.86	329.67	386.82	294.14	3,842.57
	1,966.81	1,799.82	1,999.83	2,849.83	2,997.00	6,850.02	40,762.20
	20,777.32	**22,721.80**	**22,086.25**	**21,587.80**	**19,402.66**	**28,570.40**	**274,452.89**
	10,158.35	11,890.01	13,538.21	10,105.76	11,503.75	13,937.00	143,757.33
	11.17	31.90	0.00	19.07	153.48	170.91	700.60
	832.82	960.50	926.40	1,074.14	902.23	1,117.22	11,409.23
	0.00	0.00	0.00	0.00	0.00	0.00	387.50
	11,002.34	**12,882.41**	**14,464.61**	**11,198.97**	**12,559.46**	**15,225.13**	**156,254.66**
							0.00
	9,774.98	**9,839.39**	**7,621.64**	**10,388.83**	**6,843.20**	**13,345.27**	**118,198.23**
	345.26	1,786.82	900.82	894.82	894.82	442.82	11,962.84
	12.95	12.95	12.95	12.95	12.95	88.55	293.30
	368.98	309.98	109.98	168.98	109.98	249.99	3,768.15
	142.50	144.00	130.00	50.00	30.00	160.00	662.50
	869.69	**2,253.75**	**1,153.75**	**1,126.75**	**1,047.75**	**941.36**	**16,686.79**
	125.87	125.87	81.98	29.99	29.99	1,159.50	2,424.88
	149.29	356.77	314.00	86.89	100.45	130.96	2,152.57
	1,000.00	0.00	0.00	0.00	3,965.29	0.00	7,965.29
	1,275.16	**482.64**	**395.98**	**116.88**	**4,095.73**	**1,290.46**	**12,542.74**
	650.72	519.67	784.31	596.86	686.33	628.65	7,637.68
	0.00	0.00	1,224.00	0.00	1,836.00	1,836.00	9,144.00
	1,500.00	1,500.00	1,510.00	1,500.00	1,500.00	0.00	11,625.00
	0.00	0.00	0.00	256.20	0.00	0.00	256.20
	144.74	80.20	186.13	187.29	77.45	268.26	1,293.12
	0.00	0.00	0.00	0.00	0.00	0.00	76.86
	0.00	133.31	0.00	0.00	0.00	0.00	170.92
	230.99	230.99	230.99	230.99	230.99	230.99	3,587.35

253.52	334.16	644.68	1,061.53	1,249.64	1,335.99	9,032.71
0.00	176.22	67.50	12.00	0.00	179.84	1,150.68
0.00	0.00	0.00	0.00	0.00	66.35	66.35
35.00	35.00	35.00	35.00	35.00	35.00	694.77
0.00	0.00	0.00	55.00	20.00	10.00	163.16
0.00	125.39	0.00	0.00	0.00	0.00	126.49
185.41	185.41	185.41	185.41	185.41	185.41	2,216.72
0.00	40.34	74.04	0.00	0.00	0.00	114.38
398.00	0.00	0.00	0.00	0.00	235.00	3,002.72
0.00	385.14	0.00	19.67	0.00	0.00	404.81
253.00	247.00	295.00	0.00	289.00	265.00	3,224.00
529.61	264.81	264.81	397.21	397.21	397.21	5,360.51
2,386.00	2,556.00	5,486.00	2,642.00	1,414.00	4,761.00	40,444.44
72.45	70.78	63.79	57.96	0.00	14.49	529.25
769.47	390.42	0.00	390.42	379.05	780.84	4,509.99
4,010.53	**3,529.01**	**6,109.60**	**3,487.59**	**2,479.26**	**6,218.54**	**54,068.19**
7,408.91	**7,274.84**	**11,051.66**	**7,627.54**	**8,300.08**	**11,230.03**	**104,832.11**
6,923.08	3,461.54	3,461.54	5,192.31	5,192.31	5,192.31	66,170.38
0.00	0.00	0.00	0.00	0.00	20.00	20.00
0.00	87.00	0.00	0.00	0.00	0.00	87.00
16,476.84	**13,559.77**	**16,062.93**	**14,063.48**	**18,635.87**	**18,674.16**	**200,339.02**
(6,701.86)	**(3,720.38)**	**(8,441.29)**	**(3,674.65)**	**(11,792.67)**	**(5,328.89)**	**(82,140.79)**
0.76	0.18	0.02	0.00	0.04	0.05	22.77
0.00	1,500.00	943.00	0.00	283.00	0.00	2,726.00
0.76	**1,500.18**	**943.02**	**0.00**	**283.04**	**0.05**	**2,748.77**
(6,701.10)	**(2,220.20)**	**(7,498.27)**	**(3,674.65)**	**(11,509.63)**	**(5,328.84)**	**(79,392.02)**

Business Cash Flow Summary

My Panda
For the month ended December 31, 2025

Account	Dec 2025
Operating Activities	
Receipts from customers	28,570.40
Payments to suppliers and employees	(33,899.29)
Cash receipts from other operating activities	0.05
Net Cash Flows from Operating Activities	**(5,328.84)**
Investing Activities	
Other cash items from investing activities	185.41
Net Cash Flows from Investing Activities	**185.41**
Financing Activities	
Other cash items from financing activities	6,540.16
Net Cash Flows from Financing Activities	**6,540.16**
Net Cash Flows	**1,396.73**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	(4,851.83)
Net cash flows	1,396.73
Cash and cash equivalents at end of period	(3,455.10)
Net change in cash for period	**1,396.73**

Business Cash Flow Summary

My Panda
For the month ended December 31, 2025

Account	Jan 2025	Feb 2025	Mar 2025	Apr 2025
Operating Activities				
Receipts from customers	21,051.35	20,062.09	23,020.79	25,664.66
Payments to suppliers and employees	(25,679.30)	(27,958.32)	(28,276.10)	(24,836.53)
Cash receipts from other operating activities	3.86	3.35	3.72	2.74
Net Cash Flows from Operating Activities	**(4,624.09)**	**(7,892.88)**	**(5,251.59)**	**830.87**
Investing Activities				
Other cash items from investing activities	183.33	183.33	143.33	183.37
Net Cash Flows from Investing Activities	**183.33**	**183.33**	**143.33**	**183.37**
Financing Activities				
Other cash items from financing activities	3,874.45	10,376.90	2,434.38	(5,403.52)
Net Cash Flows from Financing Activities	**3,874.45**	**10,376.90**	**2,434.38**	**(5,403.52)**
Net Cash Flows	**(566.31)**	**2,667.35**	**(2,673.88)**	**(4,389.28)**
Cash and Cash Equivalents				
Cash and cash equivalents at beginning of period	(423.20)	(989.51)	1,677.84	(996.04)
Net cash flows	(566.31)	2,667.35	(2,673.88)	(4,389.28)
Cash and cash equivalents at end of period	(989.51)	1,677.84	(996.04)	(5,385.32)
Net change in cash for period	**(566.31)**	**2,667.35**	**(2,673.88)**	**(4,389.28)**

	May 2025	Jun 2025	Jul 2025	Aug 2025	Sept 2025	Oct 2025	Nov 2025
	28,464.77	21,043.00	20,777.32	22,721.80	22,086.25	21,587.80	19,402.66
	(37,155.50)	(33,140.96)	(30,167.01)	(28,495.35)	(30,527.54)	(25,262.45)	(31,195.33)
	7.49	0.56	0.76	1,500.18	943.02	0.00	283.04
	(8,683.24)	**(12,097.40)**	**(9,388.93)**	**(4,273.37)**	**(7,498.27)**	**(3,674.65)**	**(11,509.63)**
	(1,929.51)	(312.84)	185.41	185.41	242.41	(331.59)	185.41
	(1,929.51)	**(312.84)**	**185.41**	**185.41**	**242.41**	**(331.59)**	**185.41**
	26,412.62	16,341.63	(3,989.88)	2,059.00	5,676.45	11,180.53	1,753.93
	26,412.62	**16,341.63**	**(3,989.88)**	**2,059.00**	**5,676.45**	**11,180.53**	**1,753.93**
	15,799.87	**3,931.39**	**(13,193.40)**	**(2,028.96)**	**(1,579.41)**	**7,174.29**	**(9,570.29)**
	(5,385.32)	10,414.55	14,345.94	1,152.54	(876.42)	(2,455.83)	4,718.46
	15,799.87	3,931.39	(13,193.40)	(2,028.96)	(1,579.41)	7,174.29	(9,570.29)
	10,414.55	14,345.94	1,152.54	(876.42)	(2,455.83)	4,718.46	(4,851.83)
	15,799.87	**3,931.39**	**(13,193.40)**	**(2,028.96)**	**(1,579.41)**	**7,174.29**	**(9,570.29)**

	Dec 2025
	28,570.40
	(33,899.29)
	0.05
	(5,328.84)
	185.41
	185.41
	6,540.16
	6,540.16
	1,396.73
	(4,851.83)
	1,396.73
	(3,455.10)
	1,396.73

Bamboo Services, Inc.
Statement of Changes in Equity

Accounts	2025
Opening Balance of Stockholders' Equity*	(195,884)
Net Loss	(79,392)
Capital Contributions / Equity Financing	83,540
Closing Balance of Stockholders' Equity	**(191,736)**

Bamboo Services, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Bamboo Services, Inc. (the "Company") is a corporation organized on June 17, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.